UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008
Commission File Number 001-33434

CREDIT SUISSE
(Translation of Registrant s Name Into English)
Paradeplatz 8, CH-8070 Zurich, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant s home country ), or under the rules of the home country exchange on which the registrant s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-________.

Explanatory note
This Report on Form 6-K contains the exhibit set forth below.  This report on Form 6-K and such exhibit are hereby incorporated by reference into Registration Statement No. 333-132936-14 of Credit Suisse.

Exhibit 99.1: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, August 13, 2008, relating to the registrant’s Average Entry Return Enhanced Notes linked to the S&P 500® Index due September 29, 2009.

Exhibit 99.2: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, August 13, 2008, relating to the registrant’s Average Entry Buffered Return Enhanced Notes linked to the S&P 500® Index due September 29, 2009.

Exhibit 99.3: Tax Opinion of Orrick, Herrington & Sutcliffe LLP, August 13, 2008, relating to the registrant’s Notes Linked to a Weighted Basket of Three Buffered Return Enhanced Components, Consisting of the Dow Jones EURO Stoxx 50® Index, the FTSE 100™ Index and the TOPIX® Index due August 27, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE

Date: August 13, 2008	By:	/s/ Grace Koo
		Name:	Grace Koo
		Title:	Authorized Officer

	By:	/s/ Sharon O’Connor
		Name:	Sharon O’Connor
		Title:	Authorized Officer